UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 23, 2004

Bruce A. Machmeier
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-23-2004

Re: Ecolab Inc.

Dear Mr. Machmeier:

This is in regard to your letter dated January 21, 2004 concerning the shareholder proposal submitted by the United Association S&P 500 Fund for inclusion in Ecolab's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Ecolab therefore withdraws its December 23, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: William Zitelli
Vice President
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

3/462

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

oppenheimer.com

612.607.7000
Fax 612.607.7100

FAX COVER LETTER

January 21, 2004

TO:	**Grace Lee**
COMPANY:	**U.S. Securities and Exchange Commission** **Division of Corporation Finance** **Office of Chief Counsel**
PHONE:	**(202) 942-2825**
FAX:	**(202) 942-9525**
FROM:	**Patrick J. Pazderka**
DIRECT DIAL:	**(612) 607-7557**
EMAIL	**PPazderka@oppenheimer.com**
RE:	**Ecolab Inc. - Stockholder Proposal Submitted by the United Association S&P 500 Fund**

COMMENTS: **See attached correspondence.**

Originals: **Not being sent**

Completed by: **pp08/**

You should receive __3__ page(s) including this page.
If the transmission is incomplete, please call 612.607.7276 as soon as possible.

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

612.607.7000
Fax 612.607.7100

Brussels | New York
Geneva | Orange County
Los Angeles | Paris
Minneapolis | Silicon Valley

oppenheimer.com

Direct Dial: (612) 607-7267
E-Mail: BMachmeier@oppenheimer.com

January 21, 2004

VIA FACSIMILE AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Ecolab Inc. – Stockholder Proposal Submitted by the United Association S&P 500 Fund

Ladies and Gentlemen:

Per our letter dated December 23, 2003, we requested that the Staff concur in our opinion that our client, Ecolab Inc. (the "Company"), may omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal and statement in support thereof (collectively, the "Proposal") received from United Association S&P 500 Fund (the "Fund").

On January 20, 2004, the Company received a letter, a copy of which is attached hereto, from the Fund formally withdrawing the Proposal.

Given the Fund has now voluntarily withdrawn the submission and therefore has rendered the matter moot, we are informing you that it is unnecessary for the Staff to respond to our request for Staff concurrence regarding the exclusion of the Proposal from the Company's 2004 Proxy Materials. Please withdraw our request.

If you have any questions regarding this matter, please feel free to call me at (612) 607-7267.

Very truly yours,

Bruce A. Machmeier

BAM:pjp
Attachments

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

January 19, 2004

VIA FACSIMILE: 651-293-2471

Mr. Lawrence T. Bell
Senior Vice President — Law, General Counsel and Secretary
Ecolab Inc.
Ecolab Center
370 Wabasha St. N
St. Paul, MN 55102

Re: Shareholder Proposal

Dear Mr. Bell:

I am writing to inform you that the United Association S&P 500 Index Fund hereby withdraws its shareholder proposal at Ecolab Inc. Thank you.

Sincerely,

Mr. William Zitelli
Vice President
On behalf of the Fund

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

612.607.7000
Fax 612.607.7100

RECEIVED
2003 DEC 29 AM 10:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Brussels New York
Geneva Orange County
Los Angeles Paris
Minneapolis Silicon Valley
oppenheimer.com

Direct Dial: (612) 607-7267
E-Mail: BMachmeier@oppenheimer.com

December 23, 2003

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Ecolab Inc. – Stockholder Proposal Submitted by the United Association S&P 500 Fund

Ladies and Gentlemen:

This letter is to advise you that it is the intention of our client, Ecolab Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal and statement in support thereof (collectively, the "Proposal") received from the United Association S&P 500 Fund (the "Fund"), by facsimile on November 25, 2003. Copies of the Proposal and accompanying cover letter, dated November 25, 2003, are attached hereto as Attachment A.

On behalf of the Company, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from the 2004 Proxy Materials. We believe that the Proposal may be properly excluded from the 2004 Proxy Materials pursuant to the following rules:

- Item 1 (Salary) may be excluded under Rule 14a-8(i)(3) and 14a-8(i)(6) because it is so vague and indefinite that the stockholders and Company would be unable to determine what further action should be taken (section IV below).

- Item 2 (Annual Bonus) may be excluded under Rule 14a-8(i)(9) because the bulk of it conflicts with a proposal the Company intends to submit at the 2004 Annual Meeting (section I below), under Rule 14a-8(i)(10) because a portion of it has already been substantially implemented (section II below) and under Rule 14a-8(i)(3) and 14a-8(i)(6) because it is so vague and indefinite that the stockholders and Company would be unable to determine what further action should be taken (section IV below).

- Item 3 (Long-Term Equity Compensation) may be excluded under Rule 14a-8(i)(3) and 14a-8(i)(6) because it is so vague and indefinite that the stockholders and Company would be unable to determine what further action should be taken (section IV below).

- Item 4 (Severance) may be excluded under Rule 14a-8(i)(9) because it conflicts with a proposal the Company intends to submit at the 2004 Annual Meeting (section I below).

- Item 5 (Disclosure) may be excluded under Rule 14a-8(i)(10) because it has already been substantially implemented (section II below).

- The sentence of the Proposal immediately after Item 5 may be excluded under Rule 14a-8(i)(3) because it constitutes a materially false and misleading statement.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Fund, informing it of the Company's intention to omit the Proposal from the 2004 Proxy Materials.

THE PROPOSAL

The resolution portion of the Proposal states:

"Resolved: That shareholders of Ecolab Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following 'Commonsense Executive Compensation' program including the following features:

(1) Salary – The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus – The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of the annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation – Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance – The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure – Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans."

REASONS FOR OMISSION

I. The Proposal may be excluded under Rule 14a-8(i)(9) because it conflicts with a Company proposal

The Proposal may be properly omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to its stockholders at the Company's 2004 Annual Meeting. Specifically, at the Company's 2004 Annual Meeting the Company intends to submit a proposal to its stockholders to approve a Management Performance Incentive Plan, a current draft and copy of which is attached hereto as Attachment B (the "2004 Plan"), which will replace the Company's 1999 Management Performance Incentive Plan that remains in effect through the plan year ending on December 31, 2003, a copy of which is attached hereto as Attachment C (the "1999 Plan"). The 2004 Plan will permit a committee of the Board of Directors to grant cash awards to selected executive officers of the Company upon the attainment of one or more pre-established, objective performance goals in a fiscal year and it is intended to qualify for the performance-based exception to the $1 million deduction limitation under Section 162(m) of the Internal Revenue Code. Under the terms of the 2004 Plan (and consistent with the terms of the 1999 Plan), each cash award will be expressed as threshold, maximum and intermediate percentages of the base salary of a participant to the extent the performance goals are achieved, provided that such cash award does not exceed $2.5 million[1]. In addition, the 2004 Plan provides that in the event that a participant's employment with the Company is terminated by reason of death, disability or retirement, the participant shall be paid a pro-rata portion of any award earned through that termination date.

The Proposal and 2004 Plan directly conflict in a number of ways. First, Item 2 of the Proposal proposes capping a senior executive's annual bonus at 100% of base salary. This item of the Proposal actually proposes a $1 million annual bonus cap, as a result of Item 1 of the Proposal which proposes capping a senior executive's annual salary at $1 million. In contrast, the 2004 Plan provides for a cash award up to $2.5 million. Second, Item 4 of the Proposal proposes capping maximum severance payments to senior executives at no more than one year's salary and bonus. This also conflicts with the 2004 Plan, which under certain circumstances in connection with the termination of a participant's employment provides for a severance payment of up to $2.5 million, in excess of the proposed aggregate $2 million cap for salary and annual bonus. Finally, Item 2 of the Proposal states that the annual bonus should be based on "well-defined quantitative (financial) and qualitative (non-financial) performance measures." The 2004 Plan provides for "objective" performance goals, financial in nature, including (without limitation) diluted earnings per share,

[1] Subject to change, but in any event to exceed $1 million.

operating income, net sales, days sales outstanding, capital expenditures, inventory days on hand, controllable expenses, return on beginning equity, and return on net assets. By asking that annual bonuses also be based on "qualitative (non-financial)" performance measures, this item of the Proposal is asking for annual bonus criteria that would be in conflict with those proposed by the 2004 Plan.

Under Rule 14a-8(i)(9), the Staff has consistently found that a company may omit a stockholder proposal if there is some basis for concluding that an affirmative vote on both the stockholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. See, e.g., Mattel, Inc. (January 1999) (allowing exclusion of a proposal that discontinued all bonuses, options, rights, SAR's, etc. because the company intended to submit a long-term incentive plan at the same meeting); AOL Time Warner Inc. (March 3, 2003) (allowing exclusion of a proposal that prohibited future stock option grants to senior executives because it conflicted with a proposal from the company for a new stock option plan); First Niagara Financial Group, Inc. (March 7, 2002) (stockholder proposal that consideration be given to replacing stock option grants with cash bonuses was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan which specifically permitted the granting of stock options to officers, directors and employees); Osteotech, Inc. (April 24, 2000) (stockholder proposal requesting discontinuance of stock option grants to executive officers and directors of the company excludable because it conflicted with a company proposal to adopt a new stock option plan which granted broad discretion to a committee to determine the identity of the recipients of the stock option awards); and Eastman Kodak Co. (avail. February 1, 1999, recon. March 1, 1999) (allowing exclusion of a proposal requesting the discontinuance of all bonuses, options, rights and SARS after termination because the company intended to submit a proposal to approve a long-tem compensation plan at the same meeting).

The result of stockholder approval of both the Proposal and 2004 Plan would provide competing limitations on annual bonuses, irreconcilable severance compensation limitations and conflicting types of performance measures. Because of each of these conflicts, including both the Proposal and 2004 Plan would present alternative and conflicting decisions for the Company's stockholders and affirmative stockholder votes on both the Proposal and the 2004 Plan would lead to an inconsistent and inconclusive mandate from the Company's stockholders. Accordingly, the Proposal may be omitted from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(9).

II. The Proposal may be excluded under Rule 14a-8(i)(10) because significant portions have been substantially implemented

Certain portions of the Proposal may be excluded because they have been substantially implemented by the Company, as permitted pursuant to Rule 14a-8(i)(10).

A. Annual Bonus

Item 2 of the Proposal calls for the Company to base annual bonuses to senior executives on "well-defined quantitative (financial) and qualitative (non-financial) performance measures." As indicated above, the portion of Item 2 of the Proposal calling for annual bonuses to be based on qualitative measures is in conflict with the 2004 Plan. At the same time, the portion of Item 2 of the Proposal requesting that annual bonuses be based on quantitative performance measures has already been substantially implemented by the Company. The Company's 1999 Plan, like the 2004 Plan, provides for "objective performance goals" in determining executive annual bonuses, including (without limitation), diluted earnings per share, operating income, net sales, days sales outstanding, capital expenditures, inventory days on hand, controllable expenses, return on beginning equity and return on net assets. These measures are clearly defined in the 1999 Plan, and are both quantitative and financial in nature. These performance measures in the 1999 Plan compare favorably with the guidelines of the Proposal. The Staff has found previously that a proposal need not be implemented in full or precisely as presented for it to be excludable under Rule 14a-8(i)(10). See Masco Corporation (March 29, 1999) (allowing exclusion of proposal that was similar, but not identical, to the Company's current policy). Accordingly, this portion of the Proposal has been substantially implemented by the Company and may be excluded under Rule 14a-8(i)(10).

B. Disclosure

Item 5 of the Proposal requests that "Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail." The Company may exclude this item of the Proposal because it also has been substantially implemented. Item 402(k) of Regulation S-K requires a registrant to disclose in its compensation committee report the registrant's compensation policies applicable to the registrant's executive officers, including the specific relationship of corporate performance to executive compensation. The Company has regularly complied with this disclosure requirement, most recently in its proxy statement, dated March 31, 2003, distributed in connection with its 2003 annual stockholders meeting, under the heading "Executive Compensation—Report of the Compensation Committee on Executive Compensation." This disclosure includes substantially all of the matters requested in the Proposal.

Accordingly, this item of the Proposal is excludable pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Company. See Eastman Kodak Co. (February 1, 1991) (where company was allowed to omit proposal requesting the company to publish "the costs of all fines paid for violations of environmental laws and regulations" in its annual report, where the company fully complied with Item 103 of Regulation S-K).

III. The Proposal may be excluded under Rule 14a-8(i)(3) because it contains false or misleading statements

The Proposal may be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains materially false or misleading statements. A stockholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits misleading statements in proxy soliciting materials.

The sentence in the Proposal immediately after Item 5 indicates that the Proposal should be implemented "in a manner that does not violate any existing employment agreement or equity compensation plan." This statement is inserted to address the conflict between the Proposal and the current contractual obligations and equity compensation plans that the Company has in place and, ultimately, in order to prevent exclusion of the Proposal by the Company under Rule 14a-8(i)(2) (violation of law) and Rule 14a-8(i)(6) (lack of power or authority). As the Proposal is drafted, this language is misleading to stockholders because it implies that the Proposal can, and will be, implemented immediately without violating existing agreements, which is not the case.

In fact, existing contractual obligations of the Company will prevent the Board of Directors from implementing the Proposal on a widespread basis any time soon. The Company's current Change in Control Severance Compensation Policy, which applies to officers of the Company, provides for a lump sum cash payment of an amount equal to two times base pay plus the officer's target annual bonus under the Company's incentive plan, a pro rata portion of the officer's projected annual bonus for the year of termination and certain other benefits in the event of severance in connection with a change in control. This plan by its terms "establishes and vests in each Participant a contractual right to the benefits which he or she is entitled to" under the plan. The Company cannot terminate this benefit at will. This benefit can only be terminated by a Board resolution and notice provided to each participant two years in advance of any termination date. The payment of benefits under this plan could potentially violate several provisions of the Proposal, including Item 1 (an executive could be entitled to be paid more than the Company's chief executive officer in the year of severance), Item 2 (an executive could be entitled to be paid an annual bonus in excess of 100% of the executive's salary) and Item 4 (an executive could be entitled to a severance payment substantially in excess of one year's salary and bonus). In addition, the Company has option awards currently outstanding under its 2002 Stock Incentive Plan, which have been granted pursuant to contractual arrangements, that will continue to vest and be exercisable for up to ten years. The existence of these options, which cannot be terminated without the consent of each individual optionee, will prevent the Board of Directors from implementing Item 3 of the Proposal (which calls for long-term equity compensation to senior executives to be in the form of restricted shares rather than stock options) any time soon. Thus, the statement that the Proposal should be implemented "in a manner that does not violate any existing employment agreement or equity compensation plan" is materially false and misleading. Existing contractual obligations of the Company prevent it from implementing substantial portions of the Proposal.

The Proposal should be excluded in its entirety because it will require substantial revision before it can be implemented in a manner that will not violate existing employment agreements or equity compensation plans. The Staff has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring the into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14, Section E.1 (July 13, 2001).

IV. The Proposal may be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6) because it is vague and indefinite

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." See Eastman Kodak Company (March 3, 2003); Pfizer, Inc. (February 18, 2003). A proposal is sufficiently vague and indefinite to the point of misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." Philadelphia Electric Co. (July 30, 1992). See also Bristol-Meyers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a stockholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that stockholders refer certain plans to the board, precluded the stockholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation). In addition, a proposal may be excluded pursuant to Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. The Staff has indicated that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." Int'l Business Machines Corp. (January 14, 1992).

A. Peer Group Companies

The Proposal is vague, indefinite and misleading because in Item 1 of the Proposal it calls for the Company commit itself to a chief executive officer's salary targeted at the mean of salaries paid at "peer group companies," but does not fairly describe or define such companies for the Company's stockholders. The Company currently uses a peer group to determine whether the Company's chief executive officer's salary is in line with industry standards, but there is no indication whether the Proposal is calling for the use of this current peer group (in which case the Proposal has been implemented already) or whether the use of some other peer group is being requested.

B. Performance Measures

The Proposal is vague, indefinite and misleading because in Item 2 it requires the Company commit itself to "well-defined quantitative (financial) and qualitative (non-financial) performance measures" for annual bonuses and in Item 3 it states that the Company's restricted share program should use "justifiable performance criteria and challenging performance benchmarks," but in neither case does the Proposal fairly describe or define such performance measures for the Company's stockholders. The Proposal gives no indication of what is considered an appropriate performance measure and does not address whether the current performance standards used by the Company are in concert with or in conflict with the Proposal.

C. Restricted Share Grant

The Proposal is vague, indefinite and misleading because in Item 3 it states that the value of "the restricted share grant should not exceed $1,000,000 on the date of grant." The Proposal does not clarify whether this limit should be applied to each individual grant, should constitute an annual limit (like the other requirements of the Proposal) or should be an aggregate limit on grants for the duration of employment. Without additional guidance, this provision of the Proposal is too ambiguous for stockholders to properly evaluate.

As a result of the ambiguity surrounding each of these statements, the Company will be unable to determine the criteria to use in determining its chief executive officer's salary pursuant to Item 1, the performance measures for annual bonuses and restricted shares called for by Items 2 and 3 and the nature of the $1 million limitation on restricted share grants called for by Item 3. The Company simply will not know whether or not it has implemented these elements of the Proposal. At the same time, the Company's stockholders will be unable to assess whether the Company has complied with the Proposal in these areas, and different stockholders presumably will have different views on whether the Company has complied with the Proposal. Therefore, for all of these reasons we believe that the Proposal is so vague and indefinite that it is potentially misleading and should be excluded.

CONCLUSION

For all of the reasons discussed above, we believe that the Proposal may be excluded from the 2004 Proxy Materials. Accordingly, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2004 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response.

Please do not hesitate to call me at (612) 607-7267 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Bruce A. Machmeier

BAM:pjp

Attachments

ATTACHMENT A

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

November 25, 2003

VIA FACSIMILE: 651-293-2471

Mr. Lawrence T. Bell
Senior Vice President — Law, General Counsel and Secretary
Ecolab Inc.
Ecolab Center
370 Wabasha St. N
St. Paul, MN 55102

Re: Shareholder Proposal

Dear Mr. Bell:

On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Ecolab Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan and Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Suite 211, Northfield IL 60093. Thank you.

Sincerely,

Mr. William Zitelli
Vice President
On behalf of the Fund

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Ecolab Inc. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

ATTACHMENT B

DRAFT

2004 ECOLAB INC.

MANAGEMENT PERFORMANCE INCENTIVE PLAN

1. Purpose of Plan.

The purpose of the 2004 Ecolab Inc. Management Performance Incentive Plan (the "Plan") is to advance the interests of Ecolab Inc. (the "Company") and its stockholders by enabling the Company and its Subsidiaries to attract and retain key executives of outstanding ability, by focusing such key executives on pre-established, objective performance goals and by providing such key executives with opportunities to earn financial rewards based on the achievement of such performance goals. The Plan is intended to constitute a qualified performance-based compensation plan under Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended (the "Code") and shall be administered and interpreted so as to ensure such compliance.

2. Definitions.

For the purposes of the Plan, the following terms will have the meanings set forth below, unless the context clearly otherwise requires:

2.1 **"Award"** means a right granted to a Participant pursuant to Section 5 of the Plan to receive a cash payment from the Company (or a Subsidiary) based upon the extent to which the Participant's Performance Goal(s) are achieved during the relevant Performance Period and subject to the Committee's discretion pursuant to Section 3.1.

2.2 **"Board"** means the Board of Directors of the Company.

2.3 **"Code"** is defined in Section 1 of the Plan.

2.4 **"Committee"** is defined in Section 3 of the Plan.

2.5 **"Company"** is defined in Section 1 of the Plan.

2.6 **"Covered Employee"** means an individual who with respect to a Performance Period is a "covered employee" within the meaning of Section 162(m)(3) of the Code.

2.7 **"Disability"** means the disability of the Participant such as would entitle the Participant to receive disability income benefits pursuant to the long-term disability plan of the Company or Subsidiary then covering the Participant or, if no such plan exists or is applicable to the Participant, a determination by the Committee that the Participant is permanently and totally disabled within the meaning of Section 22(e)(3) of the Code.

2.8 **"Executive Officer"** means an executive officer of the Company within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended.

2.9 **"GAAP"** means generally accepted accounting principles set forth in the opinions, statements and pronouncements of the Financial Accounting Standards Board, United States (or predecessors or successors thereto or agencies with similar functions), or in such other statements by such other entity as may be in general use by significant segments of the accounting profession, which are applicable to the circumstances as of the date of determination and in any event applied in a manner consistent with the application thereof used in the preparation of the Company's financial statements.

2.10 **"Participant"** means an Executive Officer of the Company to whom an Award is granted by the Committee under the Plan.

2.11 **"Performance Goal"** means a performance objective established by the Committee for a particular Participant for a Performance Period pursuant to Section 5 of the Plan for the purpose of determining the extent to which an Award has been earned for such Performance Period. Each Performance Goal will consist of (a) **"Performance Criteria,"** as defined in Section 5.2 of the Plan, which are one or more objectively determinable measures related to individual, business unit or Company performance, and (b) a **"Performance Target,"** which is the level at which the relevant Performance Criteria must be achieved for purposes of determining whether a cash payment is to be made under an Award, which may be stated as a threshold level below which no payment will be made, a maximum level at or above which full payment will be made and intermediate targets which will result in payment between such threshold and maximum level.

2.12 **"Performance Period"** means a Plan Year or, for an Executive Officer who is first hired as an Executive Officer after the first day of the Plan Year and who becomes a Participant during the Plan Year, such portion of the Plan Year as determined by the Committee.

2.13 **"Plan"** is defined in Section 1 of the Plan.

2.14 **"Plan Year"** means the fiscal year of the Company.

2.15 **"Retirement"** means termination of employment at an age and length of service such that the Participant would be eligible to an immediate commencement of benefit payments under the Company's defined benefit pension plan available generally to its employees, whether or not such individual actually elects to commence such payments (provided that if the Participant is not covered by the Company's defined benefit pension plan the Participant will be deemed to be covered by such plan for purposes of this Plan).

2.16 **"Subsidiary"** means any entity that is directly or indirectly controlled by the Company, as determined by the Committee.

3. Plan Administration.

3.1 The Committee. The Plan will be administered by a committee appointed by the Board consisting solely of two or more directors, each of whom is an "outside director" within the meaning of Section 162(m)(4)(C)(i) of the Code (the "Committee"). In accordance with and subject to the provisions of the Plan, the Committee will have full authority and discretion with respect to Awards made under the Plan, including without limitation the following: (a) selecting the Executive Officers to be Participants; (b) establishing the terms of each Award; (c) determining the time or times when Awards will be granted; and (d) establishing the restrictions and other conditions to which the payment of Awards may be subject. The Committee will have no authority under the Plan to amend or modify, in any manner, the terms of any outstanding Award; provided, however, that (x) the Committee shall have the authority provided for in Section 3.2 of the Plan; and (y) the Committee shall have the authority to reduce or eliminate the compensation or other economic benefit due pursuant to an Award upon the attainment of one or more Performance Goals included in such Award. Each determination, interpretation or other action made or taken by the Committee pursuant to the provisions of the Plan will be conclusive and binding for all purposes and on all persons, and no member of the Committee will be liable for any action or determination made in good faith with respect to the Plan or any Award granted under the Plan.

3.2 Adjustments. In the event of (a) any merger, reorganization, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights, offering, extraordinary dividend (including a spin-off) or other similar change affecting the Company's shares, (b) any purchase, acquisition, sale or disposition of a significant amount of assets other than in the ordinary course of business, or of a significant business, (c) any change resulting from the accounting effects of discontinued operations, extraordinary income or loss, changes in accounting as determined under GAAP, or restatement of earnings or (d) any charge or credit resulting from an item which is classified as "non-recurring," "restructuring," or similar unusual item on the Company's audited annual Statement of Income which, in the case of (a) – (d), results in a change in the components of the calculations of any of the Performance Criteria, as established by the Committee, in each case with respect to the Company or any other entity whose performance is relevant to the achievement of any Performance Goal included in an Award, the Committee (or, if the Company is not the surviving corporation in any such transaction, a committee of the board of directors of the surviving corporation consisting solely of two or more "outside directors" within the meaning of Section 162(m)(4)(C)(i) of the Code) shall, without the consent of any affected Participant, amend or modify the terms of any outstanding Award that includes any Performance Goal based in whole or in part on the financial performance of the Company (or any Subsidiary or division thereof) or such other entity so as equitably to reflect such event or events, such that the criteria for evaluating such financial performance of the Company or such other entity (and the achievement of the corresponding Performance Goal) will be substantially the same (as determined by the Committee or the committee of the board of directors of the surviving corporation) following such event as prior to such event; provided, however, that the Committee shall not take any action pursuant to this

Section which would constitute an impermissible exercise of discretion pursuant to Section 162(m) of the Code.

4. Participation.

The Participants for any Performance Period shall be those Executive Officers who are granted Awards by the Committee under the Plan for such Performance Period.

5. Grant of Awards.

5.1 Nature of Awards. An Award granted under the Plan shall provide for a cash payment to be made solely on account of the attainment of one or more pre-established, objective Performance Goals included in such Award, subject to the Committee's authority pursuant to Sections 3 and 10 of the Plan.

5.2 Performance Criteria. Performance Criteria which the Committee may include in Awards made under the Plan include the following measurements, or changes in such measurements between different Plan Years (or combination thereof) as applied to the Company as a consolidated entity or, except as to Diluted Earnings Per Share, a business division or business or staff unit thereof:

(a) "Diluted Earnings Per Share" ("EPS") means net income (loss) per common share, diluted, as reported in the Company's audited year-end Consolidated Statement of Income ("Statement of Income") for the Plan Year;

(b) "Operating Income" means "operating income" as reported or included in the Company's Statement of Income;

(c) "Net Sales" means "net sales" as reported or included in the Company's Statement of Income;

(d) "Days Sales Outstanding" ("DSO") means the 12 point average of month-end DSO numbers, and month-end DSO numbers shall mean monthly performance for days sales invested in trade accounts receivable, determined by using the "exhaustion method" ;

(e) "Capital Expenditures" means "capital expenditures" reported or included in the Company's year-end audited Consolidated Statement of Cash Flows for the Plan year;

(f) "Inventory Days On Hand" ("DOH") means, by category of inventory, the average of the 12 month-end DOH numbers, and the month-end DOH numbers shall mean, by category of inventory, (i) inventory on hand at standard cost, divided by (ii) cost of goods at standard cost based on either forecasted requirements or historical shipments;

(g) "Controllable Expenses" means expenses under the control of the Participant;

(h) "Return on Beginning Equity" means net income (loss) as reported or included in the Company's Statement of Income divided by beginning of the year "shareholders equity" as reported or included in the Company's year-end audited financial statements for the Plan year; and

(i) "Return on Net Assets" means (i) Operating Income, less income taxes at the applicable effective rate, divided by (ii) total assets less cash and cash equivalents, investments in securities and non-interest bearing liabilities as reported or included in the Company's year-end audited financial statements for the Plan year, including footnotes.

5.3 Establishment of Performance Goals. Not later than 90 days after the commencement of the Plan Year (or such earlier date as may be required pursuant to Section 162(m) of the Code) the Committee shall determine in writing for each Participant:

(a) the Performance Goal(s) for the Participant, including in each case one or more of the Performance Criteria set forth in Section 5.2 of the Plan and the Performance Target for each Performance Criteria;

(b) if more than one Performance Goal is specified for a Participant, the relative weight assigned to each Performance Goal; and

(c) the cash award expressed as threshold, maximum and intermediate percentages of the base salary for the Participant for the Performance Period, provided that the Committee shall also place a maximum dollar amount on such cash award which may not exceed **[$2.5 million]**[1].

For an Executive Officer who is first hired as an Executive Officer and who becomes a Participant after the first day of the Plan Year, the Performance Goals shall be established by the Committee as set forth in this Section within the time period permitted by Section 162(m) of the Code.

6. Payment of Awards.

As soon as practicable after the Committee has received the appropriate financial and other data after the end of a Plan Year, the Committee will for each Participant certify in writing the extent to which the applicable Performance Goals for such Participant have been met and the corresponding amount of the Award earned by such Participant. Payment of each Award in a cash lump sum, less applicable withholding taxes pursuant to Section 8 of the Plan, shall be

1 Subject to change, but in any event to exceed $1 million.

made as soon as practicable thereafter. Notwithstanding anything in the Plan to the contrary, no payment made pursuant to any Award in respect of any Performance Period shall exceed **[$2.5 million]**. If the Committee determines in good faith that there is a reasonable likelihood that any compensation paid or payable to a Participant by the Company or a Subsidiary pursuant to the Plan for a Plan Year would not be deductible by the Company or the Subsidiary solely by reason of the limitation under Section 162(m) of the Code, the Committee may defer all or a portion of the amounts otherwise payable pursuant to the Plan to the extent deemed necessary by the Committee to ensure that the entire amount of any distribution to such Participant is deductible. If so determined by the Committee, such deferred amounts, when paid to the Participant, may be accompanied by interest at a reasonable rate (as determined by the Committee).

7. Effect of Termination of Employment.

7.1 Termination Due to Death, Disability or Retirement. In the event a Participant's employment with the Company and all Subsidiaries is terminated by reason of death, Disability or Retirement during a Performance Period, the Participant (or the Participant's estate) (subject to the Committee's discretion as allowed by clause (y) of Section 3.1 of the Plan) shall be paid (pursuant to Section 6 of the Plan after the completion of the Plan Year) a percentage of the amount earned according to the terms of the Award equal to the portion of the Performance Period through the Participant's death, Disability or Retirement, as the case may be, as determined by the Committee.

7.2 Termination for Reasons Other than Death, Disability or Retirement. In the event a Participant's employment is terminated with the Company and all Subsidiaries prior to the end of the Performance Period for any reason other than death, Disability or Retirement, or a Participant is in the employ of a Subsidiary and the Subsidiary ceases to be a Subsidiary of the Company (unless the Participant continues in the employ of the Company or another Subsidiary), the Participant's Award for such Performance Period shall be immediately forfeited and the Participant shall have no right to any payment thereafter; provided, however, that under such circumstances the Committee may pay the Participant an amount not to exceed a percentage of the amount earned according to the terms of the Award equal to the portion of the Performance Period through the Participant's termination.

8. Payment of Withholding Taxes.

The Company is entitled to withhold and deduct from the payment made pursuant to an Award or from future wages of the Participant (or from other amounts that may be due and owing to the Participant from the Company or a Subsidiary), or make other arrangements for the collection of, all legally required amounts necessary to satisfy any and all federal, state and local withholding and employment-related tax requirements attributable to any payment made pursuant to an Award.

9. Rights of Eligible Executive Officers and Participants; Transferability.

9.1 Employment. Nothing in the Plan will interfere with or limit in any way the right of the Company or any Subsidiary to terminate the employment or otherwise modify the terms and conditions of the employment of any Executive Officer or Participant at any time, nor confer upon any Executive Officer or Participant any right to continue in the employ of the Company or any Subsidiary.

9.2 Restrictions on Transfer. Except pursuant to testamentary will or the laws of descent and as otherwise expressly permitted by the Plan, no right or interest of any Participant in an Award will be assignable or transferable, or subjected to any lien, during the lifetime of the Participant, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise.

9.3 Non-Exclusivity of the Plan. Nothing contained in the Plan is intended to modify or rescind any previously approved compensation plans or programs of the Company or any Subsidiary or create any limitations on the power or authority of the Board or any committee thereof to adopt such additional or other compensation arrangements as the Board or committee may deem necessary or appropriate.

10. Plan Amendment, Modification and Termination.

The Board may suspend or terminate the Plan or any portion thereof at any time, and may amend the Plan from time to time in such respects as the Board may deem advisable in order that Awards under the Plan will conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no amendments to the Plan will be effective without the approval of the stockholders of the Company if stockholder approval of the amendment is then required for the Plan to continue to be a qualified performance-based compensation plan pursuant to Section 162(m) of the Code. Any termination, suspension or amendment of the Plan may adversely affect any outstanding Award without the consent of the affected Participant.

11. Unfunded, Unsecured Obligation.

A Participant's only interest under the Plan shall be the right to receive a cash payment under an Award pursuant to the terms of the Award and the Plan (subject to the authority of the Committee pursuant to Sections 3 and 10 of the Plan). No portion of the amount payable to Participants upon the achievement of any Performance Goal therein shall be held by the Company or any Subsidiary in trust or escrow or any other form of asset segregation. To the extent that a participant acquires a right to receive such a cash payment under the Plan, such right shall be no greater than the right of any unsecured, general creditor of the Company.

12. Effective Date and Duration of the Plan.

The Plan, as amended and restated, was approved by the Board on February __, 2004, subject to the approval of the stockholders of the Company as required by Section 162(m) of the Code. No benefits will be granted or amounts will be paid pursuant to the Plan unless and until such approval of the Plan by the stockholders of the Company. The Plan shall be effective for the Plan Year beginning on January 1, 2004 and will remain in effect through and including the Plan Year ending December 31, 200[_]. The Plan may be terminated at any time by the Board. Any payments pursuant to Awards outstanding upon termination of the Plan may continue to be made in accordance with the terms of the Awards, subject to the authority of the Committee pursuant to Sections 3 and 10 of the Plan.

13. Miscellaneous.

13.1 Governing Law. The validity, construction, interpretation, administration and effect of the Plan and any rules, regulations and actions relating to the Plan will be governed by and construed exclusively in accordance with the internal, substantive laws of the State of Minnesota, without regard to the conflict of law rules of the State of Minnesota or any other jurisdiction.

13.2 Successors. The Plan will be binding upon and inure to the benefit of the successors of the Company and the Participants.

ATTACHMENT C

1999 ECOLAB INC.

MANAGEMENT PERFORMANCE INCENTIVE PLAN

1. Purpose of Plan.

The purpose of the 1999 Ecolab Inc. Management Performance Incentive Plan (the "Plan") is to advance the interests of Ecolab Inc. (the "Company") and its stockholders by enabling the Company and its Subsidiaries to attract and retain key executives of outstanding ability, by focusing such key executives on pre-established, objective performance goals and by providing such key executives with opportunities to earn financial rewards based on the achievement of such performance goals. The Plan is intended to constitute a qualified performance-based compensation plan under Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended (the "Code") and shall be administered and interpreted so as to ensure such compliance.

2. Definitions.

For the purposes of the Plan, the following terms will have the meanings set forth below, unless the context clearly otherwise requires:

2.1 **"Award"** means a right granted to a Participant pursuant to Section 5 of the Plan to receive a cash payment from the Company (or a Subsidiary) based upon the extent to which the Participant's Performance Goal(s) are achieved during the relevant Performance Period and subject to the Committee's discretion pursuant to Section 3.1.

2.2 **"Board"** means the Board of Directors of the Company.

2.3 **"Code"** is defined in Section 1 of the Plan.

2.4 **"Committee"** is defined in Section 3 of the Plan.

2.5 **"Company"** is defined in Section 1 of the Plan.

2.6 **"Covered Employee"** means an individual who with respect to a Performance Period is a "covered employee" within the meaning of Section 162(m)(3) of the Code.

2.7 **"Disability"** means the disability of the Participant such as would entitle the Participant to receive disability income benefits pursuant to the long-term disability plan of the Company or Subsidiary then covering the Participant or, if no such plan exists or is applicable to the Participant, a determination by the Committee that the Participant is permanently and totally disabled within the meaning of Section 22(e)(3) of the Code.

2.8 **"Executive Officer"** means an executive officer of the Company within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended.

2.9 **"GAAP"** means generally accepted accounting principles set forth in the opinions, statements and pronouncements of the Financial Accounting Standards Board, United States (or predecessors or successors thereto or agencies with similar functions), or in such other statements by such other entity as may be in general use by significant segments of the accounting profession, which are applicable to the circumstances as of the date of determination and in any event applied in a manner consistent with the application thereof used in the preparation of the Company's financial statements.

2.10 **"Participant"** means an Executive Officer of the Company to whom an Award is granted by the Committee under the Plan.

2.11 **"Performance Goal"** means a performance objective established by the Committee for a particular Participant for a Performance Period pursuant to Section 5 of the Plan for the purpose of determining the extent to which an Award has been earned for such Performance Period. Each Performance Goal will consist of (a) **"Performance Criteria,"** as defined in Section 5.2 of the Plan, which are one or more objectively determinable measures related to individual, business unit or Company performance, and (b) a **"Performance Target,"** which is the level at which the relevant Performance Criteria must be achieved for purposes of determining whether a cash payment is to be made under an Award, which may be stated as a threshold level below which no payment will be made, a maximum level at or above which full payment will be made and intermediate targets which will result in payment between such threshold and maximum level.

2.12 **"Performance Period"** means a Plan Year or, for an Executive Officer who is first hired as an Executive Officer after the first day of the Plan Year and who becomes a Participant during the Plan Year, such portion of the Plan Year as determined by the Committee.

2.13 **"Plan"** is defined in Section 1 of the Plan.

2.14 **"Plan Year"** means the fiscal year of the Company.

2.15 **"Retirement"** means termination of employment at an age and length of service such that the Participant would be eligible to an immediate commencement of benefit payments under the Company's defined benefit pension plan available generally to its employees, whether or not such individual actually elects to commence such payments (provided that if the Participant is not covered by the Company's defined benefit pension plan the Participant will be deemed to be covered by such plan for purposes of this Plan).

2.16 **"Subsidiary"** means any entity that is directly or indirectly controlled by the Company, as determined by the Committee.

3. Plan Administration.

3.1 The Committee. The Plan will be administered by a committee appointed by the Board consisting solely of two or more directors, each of whom is an "outside director" within the meaning of Section 162(m)(4)(C)(i) of the Code (the "Committee"). In accordance with and subject to the provisions of the Plan, the Committee will have full authority and discretion with respect to Awards made under the Plan, including without limitation the following: (a) selecting the Executive Officers to be Participants; (b) establishing the terms of each Award; (c) determining the time or times when Awards will be granted; and (d) establishing the restrictions and other conditions to which the payment of Awards may be subject. The Committee will have no authority under the Plan to amend or modify, in any manner, the terms of any outstanding Award; provided, however, that (x) the Committee shall have the authority provided for in Section 3.2 of the Plan; and (y) the Committee shall have the authority to reduce or eliminate the compensation or other economic benefit due pursuant to an Award upon the attainment of one or more Performance Goals included in such Award. Each determination, interpretation or other action made or taken by the Committee pursuant to the provisions of the Plan will be conclusive and binding for all purposes and on all persons, and no member of the Committee will be liable for any action or determination made in good faith with respect to the Plan or any Award granted under the Plan.

3.2 Adjustments. In the event of (a) any merger, reorganization, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights, offering, extraordinary dividend (including a spin-off) or other similar change affecting the Company's shares, (b) any purchase, acquisition, sale or disposition of a significant amount of assets other than in the ordinary course of business, or of a significant business, (c) any change resulting from the accounting effects of discontinued operations, extraordinary income or loss, changes in accounting as determined under GAAP, or restatement of earnings or (d) any charge or credit resulting from an item which is classified as "non-recurring," "restructuring," or similar unusual item on the Company's audited annual Statement of Income which, in the case of (a) – (d), results in a change in the components of the calculations of any of the Performance Criteria, as established by the Committee, in each case with respect to the Company or any other entity whose performance is relevant to the achievement of any Performance Goal included in an Award, the Committee (or, if the Company is not the surviving corporation in any such transaction, a committee of the board of directors of the surviving corporation consisting solely of two or more "outside directors" within the meaning of Section 162(m)(4)(C)(i) of the Code) shall, without the consent of any affected Participant, amend or modify the terms of any outstanding Award that includes any Performance Goal based in whole or in part on the financial performance of the Company (or any Subsidiary or division thereof) or such other entity so as equitably to reflect such event or events, such that the criteria for evaluating such financial performance of the Company or such other entity (and the achievement of the corresponding Performance Goal) will be substantially the same (as determined by the Committee or the committee of the board of directors of the surviving corporation) following such event as prior to such event; provided, however, that the Committee shall not take any action pursuant to this Section which would constitute an impermissible exercise of discretion pursuant to Section 162(m) of the Code.

4. Participation.

The Participants for any Performance Period shall be those Executive Officers who are granted Awards by the Committee under the Plan for such Performance Period.

5. Grant of Awards.

5.1 Nature of Awards. An Award granted under the Plan shall provide for a cash payment to be made solely on account of the attainment of one or more pre-established, objective Performance Goals included in such Award, subject to the Committee's authority pursuant to Sections 3 and 10 of the Plan.

5.2 Performance Criteria. Performance Criteria which the Committee may include in Awards made under the Plan include the following measurements, or changes in such measurements between different Plan Years (or combination thereof) as applied to the Company as a consolidated entity or, except as to Diluted Earnings Per Share, a business division or business or staff unit thereof:

(a) **"Diluted Earnings Per Share" ("EPS")** means net income (loss) per common share, diluted, as reported in the Company's audited year-end Consolidated Statement of Income ("Statement of Income") for the Plan Year;

(b) **"Operating Income"** means "operating income" as reported or included in the Company's Statement of Income;

(c) **"Net Sales"** means "net sales" as reported or included in the Company's Statement of Income;

(d) **"Days Sales Outstanding" ("DSO")** means the 12 point average of month-end DSO numbers, and month-end DSO numbers shall mean monthly performance for days sales invested in trade accounts receivable, determined by using the "exhaustion method" ;

(e) **"Capital Expenditures"** means "capital expenditures" reported or included in the Company's year-end audited Consolidated Statement of Cash Flows for the Plan year;

(f) **"Inventory Days On Hand" ("DOH")** means, by category of inventory, the average of the 12 month-end DOH numbers, and the month-end DOH numbers shall mean, by category of inventory, (i) inventory on hand at standard cost, divided by (ii) cost of goods at standard cost based on either forecasted requirements or historical shipments;

(g) **"Controllable Expenses"** means expenses under the control of the Participant;

(h) **"Return on Beginning Equity"** means net income (loss) as reported or included in the Company's Statement of Income divided by beginning of the year "shareholders equity" as reported or included in the Company's year-end audited financial statements for the Plan year; and

(i) **"Return on Net Assets"** means (i) Operating Income, less income taxes at the applicable effective rate, divided by (ii) total assets less cash and cash equivalents, investments in securities and non-interest bearing liabilities as reported or included in the Company's year-end audited financial statements for the Plan year, including footnotes.

5.3 **Establishment of Performance Goals**. Not later than 90 days after the commencement of the Plan Year (or such earlier date as may be required pursuant to Section 162(m) of the Code) the Committee shall determine in writing for each Participant:

(a) the Performance Goal(s) for the Participant, including in each case one or more of the Performance Criteria set forth in Section 5.2 of the Plan and the Performance Target for each Performance Criteria;

(b) if more than one Performance Goal is specified for a Participant, the relative weight assigned to each Performance Goal; and

(c) the cash award expressed as threshold, maximum and intermediate percentages of the base salary for the Participant for the Performance Period, ranging from 10% to 250% of such base salary to be received by the Participant to the extent such Performance Goals are achieved, provided that the Committee shall also place a maximum dollar amount on such cash award which may not exceed $2.5 million.

For an Executive Officer who is first hired as an Executive Officer and who becomes a Participant after the first day of the Plan Year, the Performance Goals shall be established by the Committee as set forth in this Section within the time period permitted by Section 162(m) of the Code.

6. Payment of Awards.

As soon as practicable after the Committee has received the appropriate financial and other data after the end of a Plan Year, the Committee will for each Participant certify in writing the extent to which the applicable Performance Goals for such Participant have been met and the corresponding amount of the Award earned by such Participant. Payment of each Award in a cash lump sum, less applicable withholding taxes pursuant to Section 8 of the Plan, shall be made as soon as practicable thereafter. Notwithstanding anything in the Plan to the contrary, no payment made pursuant to any Award in respect of any Performance Period shall exceed $2.5 million. If the Committee determines in good faith that there is a reasonable likelihood that any compensation paid or payable to a Participant by the Company or a Subsidiary pursuant to the Plan for a Plan Year would not be deductible by the Company or the Subsidiary solely by reason of the limitation under Section 162(m) of the Code, the Committee may defer all or a portion of the amounts otherwise payable pursuant to the Plan to the extent deemed necessary by the Committee to ensure that the entire amount of any distribution to such Participant is deductible. If so determined by the Committee, such deferred amounts, when paid to the Participant, may be accompanied by interest at a reasonable rate (as determined by the Committee).

7. Effect of Termination of Employment.

7.1 Termination Due to Death, Disability or Retirement. In the event a Participant's employment with the Company and all Subsidiaries is terminated by reason of death, Disability or Retirement during a Performance Period, the Participant (or the Participant's estate) (subject to the Committee's discretion as allowed by clause (y) of Section 3.1 of the Plan) shall be paid (pursuant to Section 6 of the Plan after the completion of the Plan Year) a percentage of the amount earned according to the terms of the Award equal to the portion of the Performance Period through the Participant's death, Disability or Retirement, as the case may be, as determined by the Committee.

7.2 Termination for Reasons Other than Death, Disability or Retirement. In the event a Participant's employment is terminated with the Company and all Subsidiaries prior to the end of the Performance Period for any reason other than death, Disability or Retirement, or a Participant is in the employ of a Subsidiary and the Subsidiary ceases to be a Subsidiary of the Company (unless the Participant continues in the employ of the Company or another Subsidiary), the Participant's Award for such Performance Period shall be immediately forfeited and the Participant shall have no right to any payment thereafter; provided, however, that under such circumstances the Committee may pay the Participant an amount not to exceed a percentage of the amount earned according to the terms of the Award equal to the portion of the Performance Period through the Participant's termination.

8. Payment of Withholding Taxes.

The Company is entitled to withhold and deduct from the payment made pursuant to an Award or from future wages of the Participant (or from other amounts that may be due and owing to the Participant from the Company or a Subsidiary), or make other arrangements for the collection of, all legally required amounts necessary to satisfy any and all federal, state and local withholding and employment-related tax requirements attributable to any payment made pursuant to an Award.

9. Rights of Eligible Executive Officers and Participants; Transferability.

9.1 Employment. Nothing in the Plan will interfere with or limit in any way the right of the Company or any Subsidiary to terminate the employment or otherwise modify the terms and conditions of the employment of any Executive Officer or Participant at any time, nor confer upon any Executive Officer or Participant any right to continue in the employ of the Company or any Subsidiary.

9.2 **Restrictions on Transfer**. Except pursuant to testamentary will or the laws of descent and as otherwise expressly permitted by the Plan, no right or interest of any Participant in an Award will be assignable or transferable, or subjected to any lien, during the lifetime of the Participant, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise.

9.3 **Non-Exclusivity of the Plan**. Nothing contained in the Plan is intended to modify or rescind any previously approved compensation plans or programs of the Company or any Subsidiary or create any limitations on the power or authority of the Board or any committee thereof to adopt such additional or other compensation arrangements as the Board or committee may deem necessary or appropriate.

10. Plan Amendment, Modification and Termination.

The Board may suspend or terminate the Plan or any portion thereof at any time, and may amend the Plan from time to time in such respects as the Board may deem advisable in order that Awards under the Plan will conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no amendments to the Plan will be effective without the approval of the stockholders of the Company if stockholder approval of the amendment is then required for the Plan to continue to be a qualified performance-based compensation plan pursuant to Section 162(m) of the Code. Any termination, suspension or amendment of the Plan may adversely affect any outstanding Award without the consent of the affected Participant.

11. Unfunded, Unsecured Obligation.

A Participant's only interest under the Plan shall be the right to receive a cash payment under an Award pursuant to the terms of the Award and the Plan (subject to the authority of the Committee pursuant to Sections 3 and 10 of the Plan). No portion of the amount payable to Participants upon the achievement of any Performance Goal therein shall be held by the Company or any Subsidiary in trust or escrow or any other form of asset segregation. To the extent that a participant acquires a right to receive such a cash payment under the Plan, such right shall be no greater than the right of any unsecured, general creditor of the Company.

12. Effective Date and Duration of the Plan.

The Plan, as amended and restated, was approved by the Board on February 19, 1999, subject to the approval of the stockholders of the Company as required by Section 162(m) of the Code. No benefits will be granted or amounts will be paid pursuant to the Plan unless and until such approval of the Plan by the stockholders of the Company. The Plan shall be effective for the Plan Year beginning on January 1, 1999 and will remain in effect through and including the Plan Year ending December 31, 2003. The Plan may be terminated at any time by the Board. Any payments pursuant to Awards outstanding upon termination of the Plan may continue to be made in accordance with the terms of the Awards, subject to the authority of the Committee pursuant to Sections 3 and 10 of the Plan.

13. Miscellaneous.

13.1 Governing Law. The validity, construction, interpretation, administration and effect of the Plan and any rules, regulations and actions relating to the Plan will be governed by and construed exclusively in accordance with the internal, substantive laws of the State of Minnesota, without regard to the conflict of law rules of the State of Minnesota or any other jurisdiction.

13.2 Successors. The Plan will be binding upon and inure to the benefit of the successors of the Company and the Participants.

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